JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 6th day of November 2026.

Mirae Asset Global Investments Co., Ltd.

By: ______________________

Name: Chang-Hoon Choi

Title: CEO

Mirae Asset Partners IX Private Equity Fund

By: ______________________

Name: Chang-Hoon Choi

Title: Representative Director

Odin 8, LLC

By: ______________________

Name: Young Hyun Kong

Title: Director

Alexandria III Corp. Limited

By: ______________________

Name: Young Hyun Kong

Title: Director